AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

August 31, 2012

Via EDGAR

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Sirs:

Re:        Vampt America, Inc. (formerly Coronado Corp.) (the “Company”)

Form 8-K

Filed May 11, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 7, 2012

File No. 000-53998

Thank you for your second letter of July 24, 2012 with additional comments relating to our response dated July 6, 2012 concerning comments to our Form 8-K filed on May 11, 2012 and our Form 10-K for the fiscal year ended December 31, 2011 filed on March 7, 2012.

We provide our responses to the SEC staff’s comments below and will provide by email sent to Ron Alper a blacklined copy of our amended Form 8-K/A filed on EDGAR, showing all changes made to the original Form 8-K.

FORM 8-K

Item 1.01 Entry into a Material Definitive Agreement, page 2

Hold Period and Pooling Agreement, page 3

1.	Please explain the term “consolidation”.

We respectfully advise SEC staff that the term “consolidation” means a reverse split. The term has been revised to “reverse split” in the Form 8-K/A.

AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Industry Overview and Competitive Landscape, page 8

2.	Please revise to include an Internet address for the data obtained by Symphony IRI Group, Inc. from April 2012 where investors can find the report or disclose how investors may otherwise obtain this report. If the report is not public, please provide us supplementally with a copy of the report.

We respectfully advise that the report is not public. As the information from the report that is contained in the Form 8-K is not material, we have removed same from the Form 8-K/A.

Vampt Product and Market, page 9

3.	Please describe the regulatory framework that requires products to adhere to a three-tier distribution system.

We have expanded the disclosure under the heading entitled “Regulatory” on page 9 of the Form 20-F in response to this question.

Security Ownership of Certain Beneficial Owners and Management, page 13

4.	We note your response to comment 12 in our letter dated June 6, 2012. We also note from the disclosure on page 7 that Kalamalka Partners and the lenders, as a result of the merger, will hold in aggregate warrants to purchase 1,950,000 Coronado common shares until March 31, 2014. In addition, Kalamalka may convert funds it lends into Coronado common shares as provided in a transferable convertible warrant. Please tell us why you are not required to include Kalamalka in the beneficial ownership table pursuant to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1)(i).

We have added disclosure on Kalamalka’s ownership interest to the beneficial ownership table in response to this comment.

Certain Relationships and Related Transactions, and Director Independence, page 20

Related Party Transactions of Vampt, page 20

5.	We note your response to comment 17 in our letter dated June 6, 2012. We do not see the reference to the Barter and Marketing Service Agreement with VamptX in this section. Please revise or advise.

We have added the following disclosure to the section entitled “Related Party Transactions of Vampt” in the Form 8-K/A:

“On March 14, 2012, Vampt entered into a “Barter and Marketing Services Agreement” with VamptX, a company whose directors are Ian Toews, Richard Ikebuchi and Gregory Darroch, who are also the directors of Vampt, for VamptX to provide product awareness and marketing services and manage any barter services, all such services to be provided to Vampt at a price of cost plus 5%. The term of the agreement ends on March 13, 2017 unless earlier terminated by the parties in accordance with the provisions of the agreement. As consideration, Vampt sold to VamptX 1,000,000 common shares of Vampt at a price of $0.0001 per share, all of which were converted to 750,000 Coronado common shares upon completion of the Merger.”

AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

Item 3.02 Unregistered Sales of Equity Securities page 25

6.	We note your responses to comments 19 and 21 in our letter dated June 6, 2012. Please provide the responses to these comments as soon as possible.

We provided the following responses to the SEC’s comments 19 and 20 in its letter dated June 6, 2012:

19. Please revise to disclose the facts relied upon to make the exemption available for your issuance of the shares of common stock described in the second bulleted paragraph, as required by Item 701(d) of Regulation S-K. You reference exemptions under Regulation D and Regulation S, but do not provide sufficient facts to support your reliance upon this exemption.

With respect to the December 16, 2011 issuance of securities by Coronado Corp., the Company has added the requested information to disclosure concerning the exemptions.

21. Please expand this section to address all Coronado securities issuances, including, for example, the issuance of 1,285,519 shares. See page 4.

The Company has added all prior securities issuances to the disclosure on exempt issuances of securities by Coronado.

7.	For issuances of securities in reliance upon Section 4(2) of the Securities Act, please expand the disclosure to address the financial sophistication of the investors.

The Company has expanded the disclosure to address the financial sophistication of investors for issuances of securities made in reliance upon Section 4(2) of the Securities Act.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

8.	Please file as Exhibit 16 the letter from KPMG indicating whether it agrees with your disclosures concerning the change in accountants.

We have filed the letter from KPMG as Exhibit 16.1 to the Form 8-K/A.

Exhibits

9.	We note your response to comment 25 in our letter dated June 6, 2012. We do not see the schedules or exhibits identified in the agreement. In addition, Exhibit 10.15 appears to be missing the appendix. Please refile Exhibit 2.1, the merger agreement, and Exhibit 10.15, the technology transfer agreement, including all attachments, schedules, appendices or exhibits, or advise.

In response to this comment, we have refiled the merger agreement as Exhibit 2.1 and the technology transfer agreement as Exhibit 10.15 to the Form 8-K/A. We respectfully advise that Schedule A’s attached to each of the merger agreement and the technology transfer agreement were left blank in both instances. We also confirm that there were no other schedules, appendices or exhibits included in the fully executed forms of these agreements or otherwise.

AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

10.	We note your response to comment 26 in our letter dated June 6, 2012. Exhibits 3.2 and 3.5 still appear to be filed in improper electronic format. Please file your exhibits properly with your next amendment.

In response to this comment, we have refiled Exhibit 3.5 in proper electronic format as an exhibit to the Form 8-K/A filed on August 31, 2012, and we previously refiled Exhibit 3.2 in proper electronic format as an exhibit to the Company’s Form 10-Q for its quarter ended June 30, 2012 filed on August 21, 2012.

11.	We note your response to comment 28 in our letter dated June 6, 2012. Exhibit 10.12 does not appear to be executed by all parties. Please refile the agreement in complete executed form or advise.

We have refiled Exhibit 10.12 in fully executed form in accordance with this comment.

Exhibit 99.1 Consolidated Financial Statements of Vampt Beverage USA, Corp as of and for the Fiscal Years Ended December 31, 2011

12.	We note your response to comment 31 in our letter dated June 6, 2012 indicating that you plan to file the interim financial statements of Vampt by the end of the third week of July 2012. Please file these interim financial statements of Vampt Beverage USA, Corp. in your amendment to the Form 8-K pursuant to Rule 8-08 of Regulation S-X.

We have filed the interim financial statements of Vampt Beverage USA, Corp. in the Form 8-K/A in accordance with Rule 8-08 of Regulation S-X and in response to this comment. In addition, we have added disclosure to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 8-K/A to disclose information required by item 303(b) of Regulation S-K concerning the Company’s March 31, 2012 interim period.

13.	We note your response to comment 32 in our letter dated June 6, 2012 indicating that based on your interpretation of a Q&A Memo prepared by the Division of Corporation Finance, you believe that pro forma financial statements are not required. We refer you to Item 9.01 (c ) of Form 8-K which contains specific financial statement requirements for shell companies that acquire or merge with operating companies. Accordingly, pro forma information giving effect to the merger with Vampt is required. For further information regarding our observations in the review of Form 8-K filed to report reverse mergers and similar transactions, please see CF Disclosure Guidance: Topic No.1 which you can find on our website at the following address:
http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

We have updated the Form 8-K/A to include pro forma financial statements in accordance with Item 9.01(c) and in response to this comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

14.	We note your response to comment 34 in our letter dated June 6, 2012. Exhibits 3.1 and 3.3 still appear to be filed in improper electronic format. Please file your exhibits properly with your next amendment.

In response to this comment, we previously refiled Exhibits 3.1 and 3.3 as exhibits to the Company’s Form 10-Q for its quarter ended June 30, 2012 filed on August 21, 2012.

AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

The Company acknowledges that:

1.  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

3.  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing will satisfy all of your concerns relating to our Form 8-K and Form 10-K. We look forward to working with SEC Staff to resolve all comments to our filings.

Yours truly,

VAMPT AMERICA, INC.

Per:	/s/ Ian Toews

Ian Toews
Chief Executive Officer